METISCAN, INC
11204 MCPHERSON ROAD, SUITE#116
LAREDO, TX 78041
 TELEPHONE: (678) 315 - 5592

VIA EDGAR

August 18, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3561
Attention:  Jan Woo

Re:	Metiscan, Inc
Withdrawal of Registration Statement on Form S-1
File No. 333-168979

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Metiscan, Inc (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-168979), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 20, 2010. The Registration Statement was not declared effective by the Commission under the Securities Act.

The Registration Statement is withdrawn because Registrant has changed its business operations after Registrant has acquired Aclor, Inc, a Georgia corporation, pursuant to an Acquisition Agreement closed on July 20, 2011.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, in reliance on Rule 155(c) promulgated under the Securities Act, undertake a subsequent private offering.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding the withdrawal, please contact me at (678) 315-5592 or our legal counsel’s office at: Bernard & Yam, LLP, Attn: Man Yam, Esq. 401 Broadway Suite 1708, New York, NY 10013, Phone: 212-219-7783, Fax: 212-219-3604.

Thank you for your assistance in this matter.

Sincerely, Metiscan, Inc /s/ Curtis Gung Curtis Gung Chief Executive Officer